

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 3, 2008

<u>Via U.S. Mail</u>

Mr. R. Scott Murray
Chief Executive Officer
Global BPO Services Corporation
125 High Street, 30th Floor
Boston, MA 02110

**Re: Global BPO Services Corporation
Preliminary Proxy Materials on Form PreM14A
File No. 1-33739**

Dear Mr. Murray:

We have completed our review of your Form PreM14A and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Mark Borden, Esq.
By facsimile, 617-526-5000